Exhibit 99.5
575 Lexington Avenue, New York, New York 10022
Tel: 212.935.9400  Fax: 212.935.5935
Appraisal of
The Hunter Glen Apartments
1109 Hunters Glen Drive
Plainsboro, New Jersey 08536

October 20, 2011
Mr. Trent Johnson
Vice President
Angeles Realty Corporation II
4582 S. Ulster Street, Suite 1100
Denver, CO 80237

Re:	Appraisal of Hunters Glen Apartments 1109 Hunters Glen Drive Plainsboro, New Jersey 08536 KTR No. 11-1-00282
Dear Mr. Johnson:
In accordance with our agreement date October 6, 2011, KTR Real Estate Advisors LLC (KTR) has performed an appraisal of the above referenced property and communicated the results in the attached self-contained appraisal report. The purpose of this appraisal is to estimate the Market Value of the Leased Fee Interest in the subject property as of October 1, 2011. The property was inspected by a staff member of KTR on March 4, 2011 when KTR previously appraised the subject property. The report has been prepared for Angeles Realty Corporation II the client’s use in asset valuation and financial reporting purposes.
The subject property consists of a 52.74-acre site improved with an 896-unit garden-style apartment complex. The subject was built in 1976 and contains rentable area of 647,520 square feet. The property is operating at stabilized occupancy and is in good physical condition. The subject property is more fully described, legally and physically, within the attached report.
The Market Value of the Leased Fee Interest in the subject property, free and clear of financing, as of October 1, 2011, is:
NINETY TWO MILLION DOLLARS
($92,000,000)
Extraordinary Assumption:
1.	KTR previously inspected the subject property in March 2011. The scope of work did not include a current inspection. The values derived herein are based on the extraordinary assumption that the physical condition of the subject property has not materially changed since the date of our last appraisal. Should this assumption be incorrect, the values derived herein may be materially impacted.
575 Lexington Avenue, New York, NY 10022
TEL 212.906.9400   •  FAX 212.935.5935

Mr. Tremt Johnson Hunters Glen Apartments October 20, 2011 Page 2
The attached report, in its entirety, including all assumptions and limiting conditions, which is an integral part of, and inseparable from, this transmittal letter, contains the data, information, analyses and calculations upon which the value conclusion indicated herein are based. The report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.
It has been a pleasure to be of service to you. Please do not hesitate to call either Terence Tener at (212) 906-9403 or Thomas Tener at (212) 906-9499 with any questions you may have regarding our assumptions, observations or conclusions.
Respectfully submitted,
KTR REAL ESTATE ADVISORS LLC

By:	Terence Tener, MAI, ASA	By:	Thomas J. Tener	By:	Richard Tener
	Managing Partner		Managing Partner		Associate
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page i
TABLE OF CONTENTS

Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iii
Subject Property Photographs & Maps	v

PREMISES OF THE APPRAISAL
Summary of Salient Facts and Conclusions	1
Property Identification	2
Sales History	2
Purpose and Scope of the Appraisal	2
Definition of Market Value	3
Property Rights Appraised	3
Intended Use and User of the Appraisal and Reporting	3
Exposure Time	4

PRESENTATION OF DATA
Regional and Area Analysis	5
Neighborhood Analysis	8
Site Analysis	10
Improvement Analysis	12
Zoning Analysis	15
Real Estate Assessments and Taxes	18
Apartment Market Analysis	19

ANALYSIS OF DATA AND CONCLUSIONS
Highest and Best Use	28
Valuation Process	29
Income Capitalization Approach	31
Sales Comparison Approach	39
Reconciliation and Final Value Conclusion	46

ADDENDA
Additional Subject Property Photographs
Submitted Information
Qualifications of the Appraiser
KTR Real Estate Advisors, LLC

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Plainsboro, New Jersey	Page ii
CERTIFICATE OF APPRAISAL
We, Terence Tener, MAI, ASA and Thomas J. Tener certify that to the best of our knowledge and belief:
The statements of fact contained in this report are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
Richard Tener has made a personal inspection of the property that is the subject of this report.
Terence Tener, MAI, ASA and Thomas J. Tener have not made a personal inspection of the property that is the subject of this report.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
The reported analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
As of the date of this report, I, Terence Tener, MAI, ASA has completed the continuing education program of the Appraisal Institute.
Terence Tener, MAI, ASA has been duly certified to transact business as a Real Estate General Appraiser (New Jersey certification #460000003819).
Terence Tener, MAI, ASA, Thomas J. Tener and Richard Tener have extensive experience in the appraisal of similar properties.
KTR appraised the subject property in March 2011 and June 2011.
KTR REAL ESTATE ADVISORS LLC

By:	Terence Tener, MAI, ASA	By:	Thomas J. Tener	By:	Richard Tener
	Managing Partner		Managing Partner		Associate
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page iii
BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.
The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.
Responsible ownership and competent property management are assumed.
The information furnished by others is believed to be reliable; however, no warranty is given for its accuracy. All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.
It is assumed that there are no hidden or unapparent conditions of the property, subsoil or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.
It is assumed that there is full compliance with all applicable federal, state and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.
It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.
It is assumed that all required licenses, certificates of occupancy, consents or other legislative or administrative authority from any local, state or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.
It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.
The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.
Possession of this report, or a copy thereof, does not carry with it the right of publication. The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.
Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
The appraisers have inspected the subject property with the due diligence expected of a professional real estate appraiser. The appraisers are not qualified to detect hazardous waste and/or toxic materials. Any comment by the appraisers that might suggest the possibility of the presence of such substances should
KTR Real Estate Advisors, LLC

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Plainsboro, New Jersey	Page iv
not be taken as confirmation of the presence of hazardous waste and/or toxic materials. Such determination would require investigation by a qualified expert in the field of environmental assessment.
The presence of substances such as asbestos, urea-formaldehyde foam insulation or other potentially hazardous materials may affect the value of the property. The appraiser’s value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value.
No responsibility is assumed for any environmental conditions or for any expertise or engineering knowledge required to discover them. The appraiser’s descriptions and resulting comments are the result of the routine observations made during the appraisal process.
The appraiser is authorized by the client to disclose all or any portion of this report and the related data to appropriate representatives of the Appraisal Institute or other professional organizations of which the appraiser is a member or affiliate, if such disclosure is required to enable the appraiser to comply with bylaws and regulations of such organizations.
The American with Disabilities Act (ADA) became effective January 26, 1992. The appraisers have not made a specific compliance survey and analysis of the subject property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the subject property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this could have a negative effect upon the value of the property. Since the appraisers have no direct evidence relating to this issue, they did not consider possible non-compliance with the requirements of ADA in estimating the market rent of the subject property.
All values rendered within this report assume marketing times of 12 months or less unless otherwise indicated.
KTR has appraised the subject property in the past year.
Extraordinary Assumption:
2.	KTR previously inspected the subject property in March 2011. The scope of work did not include a current inspection. The values derived herein are based on the extraordinary assumption that the physical condition of the subject property has not materially changed since the date of our last appraisal. Should this assumption be incorrect, the values derived herein may be materially impacted.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page v
PHOTOGRAPH OF THE SUBJECT PROPERTY
KTR Real Estate Advisors, LLC

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Plainsboro, New Jersey	Page vi
LOCATION MAP
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 1

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Date of Value	October 1, 2011

Date of Inspection	March 4, 2011

Property Name	The Hunters Glen Apartments

Property Address	1109 Hunters Glen Drive Plainsboro, New Jersey 08536

Property Location	The subject’s site is encompasses the entire block front of Hunters Glen Road in the Plainsboro Township, Middlesex County, New Jersey.

Block/Lots	2301/7, 8, 10

Purpose of the Appraisal	To estimate the Market Value of the Leased Fee Interest in the subject property, free and clear of financing.

Site Size	Three irregular shaped sites that contain a total of 52.74 acres

Zoning	PCD (Planned Unit Development)

Improvements	An 896-unit garden apartment complex completed in 1976 with three apartment buildings. The amenities include a swimming pool and laundry facilities. Adjacent to our community is The Meadows at Middlesex Golf Course and the open green space of Plainsboro Park, including softball, basketball and soccer fields.

2011/12 Assessed Value
Lot 7	$18,870,000.
Lot 8	$16,317,000
Lot 10	$20,313,000

Highest and Best Use
As If Vacant	Residential development.
As Improved	Continued use of the existing improvements.

VALUATION INDICATIONS
Income Capitalization	$91,800,000
Stabilized NOI	$5,662,439
Cap Rate	6.00%
Value per Unit	$102,455
Value per Sq Ft	$141.77
Sales Comparison	$94,000,000
Value per Unit	$104,911
Value per Sq Ft	$145.17
Cost Approach	N/A
APPRAISED VALUE	$92,000,000
Value per Unit	$102,679
Value per Sq Ft	$142.08
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 2

PREMISES OF THE APPRAISAL

Identification	The subject is located at 1109 Hunters Glen Drive, Plainsboro Township, Middlesex County, New Jersey. The Township of Plainsboro assessor identifies the property as Block: 2104, Lots 7, 8, & 10. The subject is situated on a 52.74 acre site improved with 896-unit garden apartment complex known as the Hunters Glen Apartments.

Sales History of the Subject Property	According to public records, the current owner of the subject property is Hunters Glen XII. We are not aware of any transfers of ownership within the three-year period prior to the effective date of value. According to public records the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared.

Purpose and Scope of the Appraisal	The purpose of the appraisal is to estimate the market value of the subject property as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.

According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:
1.	Inspected the subject property and its environs in March 2011.
2.	Reviewed demographic and other socioeconomic trends pertaining to the city and region.
3.	Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.
4.	Investigated lease and sale transactions involving comparable properties in the influencing market.
5.	Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.
6.	Utilized appropriate appraisal methodology to derive estimates of value.
7.	Reconciled the estimates of value into a single value conclusion.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 3

Definition of Market Value	The definition of Market Value used in this appraisal report is taken from the Appraisal Institute’s The Dictionary of Real Estate Appraisal, Fifth Edition, Chicago, Illinois, Appraisal Institute, 2010, which states:

“The most probable price that a property should bring in a competitive and open market under all conditions requisite to a fair sales, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:
1.	Buyer and seller are typically motivated;

2.	Both parties are well informed or well advised, and acting in what they consider their best interests;

3.	A reasonable time is allowed for exposure in the open market;

4.	Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

5.	The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.”

Property Rights Appraised	The interest being appraised is the Leased Fee Interest. Leased Fee Interest is defined in The Dictionary of Real Estate Appraisal, Fifth Edition, Chicago, Illinois, Appraisal Institute, 2010, as:

An ownership interest where the possessory interest has been granted to another party by creation of a contractual landlord tenant relationship, i.e. a lease. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.

Intended Use and Intended User	The intended user of this report is Angeles Realty Corporation II. It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.

This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 4

Exposure Time	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open market to achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fifth Edition, Chicago, Illinois, Appraisal Institute, 2010, as:

1. The time a property remains on the market.

2. The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market.”

Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the Price Water Coopers Real Estate Investor Survey Third Quarter 2011, which indicates that marketing times for apartment properties in the national market range from none to 18 months. The average marketing time reported was 5.85 months, down from 7.16 months reported one year ago. This marketing period is supported by data in the local market.

We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 5

REGIONAL ANALYSIS

Overview	The subject property is located in the Township of Plainsboro, Middlesex County, New Jersey. Middlesex County is located in Northern New Jersey.

Generally defined as the 11-county region in New Jersey (Bergen, Essex, Hudson, Hunterdon, Mercer, Middlesex, Monmouth, Morris, Passaic, Somerset, and Union), Northern New Jersey is an integral component of the larger New York Metropolitan area. Centrally located in the Boston to Washington corridor, the region combines excellent transportation links, a diverse and educated work force, a range of housing and proximity to New York City and Philadelphia.

Middlesex County Overview	Middlesex County is situated within the central-easterly portion of New Jersey and is bordered by Union County to the north, Somerset County and Mercer County to the west, Monmouth County to the south, and Raritan Bay and Staten Island, New York to the east. The County seat is the City of New Brunswick. The County is comprised of 25 municipalities and contains approximately 318 square miles, making it the 12th largest in size among the state’s 21 counties.

Transportation	The County is traversed by many major roadways, including the New Jersey Turnpike (Interstate 95), the Garden State Parkway, Interstate 287 and U.S. Routes 1, 9, 18, 27, 32, 35 and 130. Passenger rail and bus lines provide access to Philadelphia, Trenton, Newark, New York City and various other points. Passenger rail service is provided by New Jersey Transit along the Northeast Corridor line, the North Jersey Coast Line and the Raritan Valley Line. Amtrak also provides service between Philadelphia and Newark along the Northeast Corridor line. New Jersey Transit and Suburban Transit provide bus service within the county as well as to New York and Philadelphia. Newark International Airport, John F. Kennedy International Airport (in New York City) and LaGuardia Airport (also located in New York City) provide service to county residents.

Population	As seen in the following table, Middlesex County’s population increased from 2000 to 2010.

COUNTY POPULATION AND HOUSEHOLD DATA

				% Change
	2000	2010*	2015**	2010 to 2015
Population	750,162	796,819	822,511	3.2%
Households	265,815	275,907	283,307	2.7%

Source: DemographicsNow.com, *estimate, **projection

KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 6

According to estimates from DemographicsNow.com, the number of people living and the number of households in Middlesex County is expected to increase by 3.2 percent and 2.7 percent, respectively from 2010 to 2015.

Income	According to DemographicsNow.com, the median family income for 2010 was $75,407 and is expected to rise to $79,647 by 2015. The average household income for 2010 was $94,252 and is expected to rise to $101,936 in 2015. The following table illustrates the household income levels for Middlesex County.
MIDDLESEX COUNTY HOUSEHOLD INCOME

	2010	2015
HH Income	Estimates	Projected
$0 - $14,999	7.8%	7.5%
$15,000 - $24,999	6.5%	6.1%
$25,000 - $34,999	7.2%	6.7%
$35,000 - $49,999	10.5%	9.5%
$50,000 - $74,999	17.7%	16.4%
$75,000 - $99,999	15.3%	15.0%
$100,000 - $149,999	20.1%	21.6%
$150,000+	15.0%	17.2%

Source: Demographics Now

Conclusion	Middlesex County is expected to witness a slight population increase over the next five years. The regional economy began to experience a slowdown in growth in the Fourth Quarter 2007 due to the turmoil in the credit markets and the ongoing national economy. The problems associated with the credit markets began a reversal of previous local growth trends beginning in the First Quarter of 2008. Given the current state of the economy the near term outlook is uncertain, however, long term prospects remain positive.
KTR Real Estate Advisors, LLC

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Plainsboro, New Jersey	Page 7
REGIONAL MAP
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 8

NEIGHBORHOOD ANALYSIS

Location	The subject is encompasses the entire block front of Hunters Glen Drive in the Township of Plainsboro, Middlesex County, New Jersey. According to the United State Census Bureau the Town of Plainsboro has a total of 12.2 square miles of which 11.8 square miles is land and 0.4 square miles is water. Plainsboro is bordered by the Monmouth Junction to the north, Princeton Junction to the south, Cranbury to the East and Princeton to the west.

Demographics	A demographic survey of Plainsboro Township was conducted and according to DemographicsNow the 2010 population estimate of 19,293. The population is projected to slightly decrease in 2015 to 19,282 which is a decrease of 0.06 percent. As of 2010 the median household income was $84,852 which is projected to increase to $90,664 by 2015, representing an increase of 6.9 percent. The 2010 average household income was estimated at $108,485 and is projected to increase to $116,416 by 2015, representing an increase of 7.3 percent. The demographics for the subject’s zip code are illustrated in the table below.
SUBJECT PROPERTY’S ZIP CODE DEMOGRAPHICS

				% Chg.
	2000 Census	2010 Estimate	2015 Projection	2010-2015

Population	17,929	19,293	19,282	-0.06%
Households	7,753	8,002	7,942	-0.75%
Average Household Income	$85,059	$108,845	$116,416	6.96%
Median Household Income	$70,739	$84,852	$90,664	6.85%
Per Capita Income	$36,785	$45,457	$48,413	6.50%

Source:	DemographcisNow.com; Compiled by KTR

Nearby Uses	The local area is comprised of primarily residential to the east and the south and a golf course to the north and west. Overall, it is a well developed area dominated by residential retail facilities and some vacant land.

Access/Transportation	The subject’s neighborhood is well served by the New Jersey Turnpike which is located approximately four miles east of the subject. The New Jersey Turnpike is a major thoroughfare that travels in a northeast/southeast direction. Two other thoroughfares that service the neighborhood are US Route 1 and SR-133. US Route 1 is located to the west of the subject and also travels in a northeast/southwest direction. SR-133 is located southeast of the subject and this is a small thoroughfare that connects to SR-33. SR-33 is a thoroughfare that travels in a east and west direction and further connects to the Garden State Parkway, approximately 20 miles east. The nearest railroad station is located approximately two miles south of the subject within Princeton Junction. In addition, the 600 bus line services the area. The closest major airport is located in Newark Jersey known as Newark Liberty International Airport which is located approximately 30 miles north.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 9

Conclusions	Overall, the subject property’s immediate neighborhood is primarily residential in nature. Access and visibility is considered very good. Overall, the subject’s neighborhood is well suited for current use.
NEIGHBORHOOD MAP
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 10

SITE ANALYSIS

Location	The is located at 1109 Hunters Glen Drive, Plainsboro Township, Middlesex County, New Jersey.

Site Area	The three parcel total 52.74 acres

Street Frontage	The property encompasses the entire block front on Hunters Glen Drive.

Topography	The sites moderately sloped throughout.

Shape	The parcels are irregularly shaped.

Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on concrete paved drives and surface lots. The building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land.

Utilities	All utilities are available to the site.

Flood Zone Map	FEMA Flood Insurance Map Panel 3402750004B dated June 19, 1985. The subject property is situated in a Zone C, an area of minimal flood hazard, usually depicted on FIRMs as above the 500-year flood level. Zone C may have ponding and local drainage problems that don’t warrant a detailed study or designation as base floodplain.

Easements	There are no known easements or encroachments affecting the site, which would adversely impact the marketability

Land Use Restrictions	We are unaware of any other land use restrictions other than those standard restrictions pursuant to the zoning classifications, discussed in the Zoning Analysis section of this report. It is recommended that interested parties obtain current title documents to determine if any additional restrictions exist.

Subsoil Conditions	We were not provided with an engineer’s report for review, however, no adverse subsoil or drainage conditions were evident at the time of inspection.

Hazardous Substances	No hazardous waste was observed at the time of inspection; however, the appraiser is not an expert in this field and suggests that an expert be consulted if concern exists
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 11
SITE MAP
FLOOD MAP
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 12

DESCRIPTION OF IMPROVEMENTS

General Description	The following is a brief description of the improvements based upon a site visit conducted on March 4, 2011 by a staff member of KTR and information obtained from property personnel. The subject is improved 2-story garden apartment buildings. In addition, various facilities that surround the property which include a swimming pool and laundry facilities. There are 896 apartments with a total of 647,520 square feet.

Year Built	1976.

Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various floor plans at the subject property as indicated by a review of client provided rent roll.

UNIT MIX AND FLOOR AREAS

Type	Mix	Size	Total Area

1 Bed/1 Bath	680	675	459,000
2-Bed/1 - Bath	120	835	100,200
2-Bed/2 - Bath	96	920	88,320

Totals/Averages	896	810	647,520

Source:	Client provided rent roll data; compiled by KTR

Floor Plans	As indicated, the property offers a variety of one and two bedroom apartments. The one bedroom units feature a living room, dining room, kitchen, bedroom, bathroom and a patio/balcony. The two bedroom units feature a living room, dining room, kitchen, two bedrooms and a patio/balcony. There are two types of two bedroom units. One type features one full bathroom while the other has two full bathrooms.

Structure	The foundations consist of reinforced concrete slabs, poured on grade. Structural framing is wood stud walls with interior gypsum-clad drywall.

Floors	The floors are constructed of engineered wood trusses. The ceiling heights are approximately eight to 10 feet.

Walls	The exterior of the buildings are stucco and vinyl siding.

Windows	Individual unit windows are double pane glass set in aluminum frames. Entry doors are metal set in wood frames. Aluminum frame glass doors provide access to the patios and balconies.

Roof	The buildings have single pitched roofs with composition shingles.

Walls and Ceilings	Textured and painted drywall.

Flooring	Flooring consists of carpeting and tile.

Kitchens	Typical appliance package consisting of a refrigerator/freezer, full-size range with oven, microwave and dishwasher.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 13

Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet. Tubs have a ceramic tile wainscoting.

Unit Amenities	Units have washer/dryer, walk-in closets, dishwasher and either a patio or balcony.

Mechanical Systems HVAC	Air and heat is provided by individual split systems with exterior condensers. The system is similar to competing properties.

Electric Service	Adequate electric service is provided. Each apartment has a separate panel.

Plumbing	Apartment-grade plumbing systems are installed. Each unit is serviced by an electric water heater.

Landscaping	Landscaping is of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings.

Parking	The internal drive incorporates the surface parking lots. There are an adequate number of parking spaces provided. The drives and parking lots are asphalt paved.

Condition/Maintenance Exterior	Good condition. Overall maintenance appears adequate.

Roof	Good condition.

Interiors	Fair to Good condition. Overall maintenance appears adequate.

Common Area Amenities	Good condition. Overall maintenance appears adequate.

Sidewalks & Paving	Good condition. Overall maintenance appears adequate.

Landscaping	Good condition. Overall maintenance appears adequate.

Environmental Conditions	No readily observable adverse conditions were noted during the site visit.

Elements Of Depreciation	Based on our field inspection, we note that some elements of depreciation are present at the subject property.

Physical Deterioration	The overall physical condition is good with adequate maintenance levels. Physical deterioration is primarily limited to general aging and normal wear and tear. No material elements of deferred maintenance were noted during the appraiser’s inspection of the property. Carpet and mechanical equipment in the individual units are updated and/or replaced on an as-needed basis. According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual age of the property is 35 years. As a result of on-going maintenance, the effective age is estimated to be less than the actual age of the improvements. The effective age is estimated at 20 years.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 14

Capital Improvements	No major capital improvements are planned in the near term.

Functional Obsolescence	The subject property’s design, systems and floor plans are consistent with traditional garden style apartment complexes. The property has operated at rental rates and occupancy levels that are consistent with that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.

External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site-specific external obsolescence was noted.

Conclusions	The subject improvements have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors. The scope of this appraisal did not include a current inspection of the subject property. The values developed herein are based on the extraordinary assumption that the physical condition of the subject property and its surrounding are have not changed since the date of our last inspection on March 4, 2011.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 15

ZONING ANALYSIS

Introduction	According to the Township of Plainsboro, the subject property is situated in a PCD Planned Unit Development District.

Existing Improvements	The following provisions apply to any development for which a plan of development shall have been granted conceptual approval under the former provisions of the PCD Ordinance in effect at that time of such approval and to any development with respect to which an application for amendment of the conceptual plan of development (including expansion of the site proposed to be developed as a PCD planned unit development) has been made prior to the enactment of this article.

Permitted uses.	(1) Dwelling units, including single-family, two-family and multiple-dwelling units.

(2) Recreational and cultural facilities, including but not limited to golf courses, clubhouses and swimming pools, intended for the use and enjoyment of the residents of the PCD planned unit development and their guests.

(3) Retail commercial centers, limited to uses permitted in the GB Business Zone under Article VII of this chapter and any amendments thereto; provided, however, that a motel and indoor motion-picture theater shall be permitted. Not more than 5% of the land area within such a PCD planned unit development shall be devoted to retail commercial centers.

(4) Office, research and light industrial uses permitted in the Office Business Zone under Article VIIA of this chapter and any amendments thereto and the I- 100 Limited Industrial Zone under Article VIII of this chapter and any amendments thereto. Not more than 30% of the land area within such a PCD planned unit development shall be devoted to such uses.

(5) Places of worship, facilities for social and civic clubs and organizations, public buildings, schools and other community facilities.

(6) Agricultural uses.

(7) Accessory uses, including but not limited to facilities for administration, maintenance and fire prevention and safety.

Residential Density.	There shall not be more than 11 dwelling units per acre of residential land. In computing the total number of acres of residential land, any land devoted to private and public roads shall be excluded; all other land devoted to residential use shall be included. In addition, any common open space and land dedicated for public buildings shall be deemed residential land.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 16

C. Common open space. Not less than 25% of the land area within such a PCD planned unit development shall be devoted to common open space. Any golf course, land dedicated for public use and maintenance for recreational or conservational purposes and land subject to easements prohibiting construction thereon shall be deemed land devoted to common open space for the purpose of satisfying this requirement and shall be deemed residential land for the purpose of 101-124B. The location of common open space shall be consistent with the declared function of the common open space, and the requirements set forth in Chapter 85, Subdivision and Site Plan Review, with respect to the maintenance of common open space and provision of an organization to own and maintain the open space, shall be applicable to such a PCD planned unit development.

D. Coverage. Not more than 25% of the residential land, as defined in 101-124B, shall be covered by residential buildings.

E. With respect to additions to detached single-family dwellings which have received a certificate of occupancy, the following building setbacks shall apply:

(1) Existing front and side yard setbacks shall be maintained.

(2) Upon each lot, there shall be a rear yard of not less than 40 feet except for backyard open decks which shall be located no closer than 10 feet to the rear property line. Open decks shall also be permitted in side yards but in no case shall be less than 10 feet as measured to the side property line.

Conclusions	The subject is built to a density of 16.99 units per acre, above the maximum of 11 units per acre. The subject property was constructed prior to the adoption of the current zoning designation in May 1, 1979. The subject improvements exceed the maximum allowable bulk; therefore, the existing improvements represent a legal and conforming use with a non-complying density. The subject was built prior to current zoning regulations; therefore, it enjoys a “grandfathered” status.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 17
ZONING MAP
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 18

REAL ESTATE ASSESSMENT AND TAXES

Introduction	The subject property is identified on the Town of Plainsboro Tax Map as Block 2301, Lots 7, 8 & 10. The Town of Plainsboro is the taxing authority for the subject property. The total tax rate per $100 of assessed value and the 2011/12 tax rate is 2.387% for the current fiscal year. The subject property’s three parcels are assessed and billed separately by the town. The subject’s total assessments and tax liability for all three parcels are illustrated in the following table.
SUBJECT’S REAL ESTATE TAXES

	Land	Building	Total	Tax Rate	Property
Year	Assessment	Assessment	Assessment	Per 100	Taxes

2011/12	$26,880,000	$28,620,000	$55,500,000	2.387	$1,324,785
2010/11	$26,880,000	$28,620,000	$55,500,000	2.265	$1,257,075

Source:	Plainsboro, compiled by KTR

Comparable Assessments	In order to ascertain the reasonableness of the subject’s assessment we have surveyed similar properties within the immediate area. The following table illustrates the assessed values of apartment complexes similar to the subject.
COMPARABLE ASSESSMENTS

	Gross	Actual Total	Assessed Value
Address	(Sq. Ft.)	Assessment	Per Sq. Ft.

Pheasant Hollow Apartments	388,638	$26,400,000	$67.93
Subject Property	647,520	$55,500,000	$85.71
Fox Run Apartments	684,622	$64,447,800	$94.14
Deer Creek Apartments	221,400	$26,750,000	$120.82
Source: Plainsboro Assessors Office, Compiled by KTR.

The survey included three comparable residential buildings ranging in size from 221,400 to 648,622 square feet. The assessed values for these properties ranged from $67.93 to $120.82 per square foot. The subject’s assessment is within the comparable range and appears reasonable.

Tax Rate:	Over the past two years the tax rate in Plainsboro increased slightly from 2.265% in 2010/11 to 2.387% in 2011/12.

Conclusion	Based on the current assessed value and the current tax rate of 2.387 percent, the subject property’s real estate tax liability equates to $1,324,785.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 19

RESIDENTIAL MARKET ANALYSIS

Overview	In order to determine the Market Rent potential for the subject property’s apartments, a survey of rental properties within the subject’s neighborhood was undertaken. The facilities were chosen based on location, quality of construction, finishes and amenities.

Subject’s Units	The subject property has 896 rentable apartments. The subject property’s unit mix includes 1-bedroom and 2-bedroom apartments. The overall condition of the units is good. The subject’s current average contractual rents for one bedroom unit is $916.07 per month or $1.30 per square foot per month, the two bedroom, one bathroom units are $1,333.78 per month or $1.45 per square foot per month and the two bedroom, two bathroom apartments are $1,206.64 per month or $1.45 per square foot per month.

Competitive Set	In order to determine the reasonableness of the subject’s asking rents a survey of comparable apartment complexes in the market was conducted. The subject competes with a number of properties in the area. All of the properties are in close proximity of the subject and define the range of properly, unit types and rental rates available in the market. The information regarding the rent comparables was obtained through physical inspections and direct interviews of rental agents and property managers. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the comparable properties follow the map.
MAP OF COMPARABLE RENTAL PROPERTIES
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 20

COMPARABLE RENTAL 1	The Ravens Crest
32-17 Ravenscrest Drive
Plainsboro, New Jersey

Units	704

Year Built	1970’s

Occupancy	93%

Amenities	Washer/Dryer, walk-in closets, patio or balcony, fireplaces and kitchens with standard appliances. Complex amenities include a swimming pool, spa, sauna, fitness center and some covered parking spaces.

Concessions	There are currently no concessions being offered at this comparable.
RENTAL DATA

Type	Size	Monthly Rent	Rent/PSF

1-Bedroom/ 1-Bath	675 - 772	$990 - $1,125	$1.46 - $1.47
2-Bedroom/ 1-Bath	880	$1,130 - $1,215	$1.28 - $1.38
2-Bedroom/ 2-Bath	939 - 1,131	$1,375 - $1,650	$1.46 - $1.46

Comments	This property is located approximately three blocks east of the subject property. The property is in similar condition; however, it has superior amenities.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 21

COMPARABLE RENTAL 2	Fox Run Apartments
60 Fox Run Drive
Plainsboro, New Jersey

Units	776

Year Built	1973

Occupancy	96%

Amenities	The amenities include, air conditioning, walk in closes, balcony or patios, dishwashers, washer and dryers in the units, a clubhouse, fitness center, playground, a pool and tennis court.

Concessions	There are currently no concessions being offered at this comparable.
RENTAL DATA

Type	Size	Monthly Rent	Rent/PSF

1 - Bedroom/ 1-Bath	675	$855	$1.27
2 - Bedroom/ 1-Bath	835	N/A	N/A
2 - Bedroom/ 1.5-Bath	900	$1,524	$1.69

Comments	This property is located approximately one mile west of the subject property. The property is in similar condition; however, it has superior amenities.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 22

COMPARABLE RENTAL 3	Deer Creek Apartments 305 Deer Creek Drive Plainsboro, New Jersey

Units	288

Year Built	1975

Occupancy	N/A

Amenities	The amenities include, air conditioning, walk in closes, balcony or patios, dishwashers, washer and dryers in the units, a community laundry facility, pool and tennis court.

Concessions	There are currently no concessions being offered at this comparable.
RENTAL DATA

Type	Size	Monthly Rent	Rent/PSF

1 - Bedroom/ 1-Bath	675	$849	$1.26
2 - Bedroom/ 1-Bath	835	$1,169	$1.40
2 - Bedroom/ 2-Bath	920	$1,269	$1.38

Comments	This property is located right across the street from the subject. This property is similar in condition; however, it has superior amenities.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 23

COMPARABLE RENTAL 4	Pheasant Hollow Apartments
2005 Quail Ridge Drive
Plainsboro, New Jersey

Units	440

Year Built	1970’s

Occupancy	N/A

Amenities	The amenities include, air conditioning, walk in closes, granite countertop in the kitchens, garbage disposal, balcony or patios, dishwashers, washer and dryers in the units, a clubhouse, fitness center, outside barbeque grills, media center/movie theater, pool and tennis court.

Concessions	There are currently no concessions being offered at this comparable.
RENTAL DATA

Type	Size	Monthly Rent	Rent/PSF

1-Bedroom/ 1-Bath	647	$885 - $990	$1.37 - $1.53
2-Bedroom/ 1-Bath	854	$1,195 - $1,345	$1.40 - $1.57
2-Bedroom/ 2-Bath	911	$1,335 - $1,395	$1.36 - $1.43

Comments	This property is located approximately 0.6 miles northeast of the subject property. This property is in superior condition and has superior amenities.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 24

COMPARABLE RENTAL 5	The Quail Ridge
33-01 Quail Ridge Drive
Plainsboro, New Jersey

Units	1,032

Year Built	1970’s

Occupancy	N/A

Amenities	The amenities include, air conditioning, walk in closes, fireplaces, granite countertop in the kitchens, garbage disposal, balcony or patios, dishwashers, washer and dryers in the units, a community laundry room, fitness center, a playground, a pool and tennis court.

Concessions	There are currently no concessions being offered at this comparable.
RENTAL DATA

Type	Size	Monthly Rent	Rent/PSF

1-Bedroom/ 1-Bath	647 - 709	$930 - $1,070	$1.44 - $1.51
2-Bedroom/ 1-Bath	854	$1,250 - $1,385	$1.46 - $1.62
2-Bedroom/ 2-Bath	911 - 1,070	$1,385 - $1,615	$1.51 - $1.52

Comments	This property is located approximately 0.6 miles northeast of the subject property. This property is in superior condition and has superior amenities.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 25

Analysis	The comparable rental properties are all in the vicinity of the subject property. The comparable properties were all constructed in the 1970’s. The comparables are all located within a three mile radius of the subject and are considered similar in terms of unit layout and features. The rental rates illustrated by the comparable properties provide a good indication as to the appropriate market rent of the subject property.

One Bedroom Apartments	The subject’s one bedroom units have the same floor plans and consist of 675 square feet. The average asking rental rate for the subject’s units is $869 per month or $1.29 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within competing apartment properties.
ONE BEDROOM FLOOR PLANS

Property	Unit Size	Rent/Month	Rent/SF	Comments

Subject	675	$869	$1.29	Subject
The Ravens Crest	675 - 772	$990 - $1,125	$1.46 - $1.47	Superior Amenities
Fox Run Apartments	675	$855	$1.27	Superior Amenities
Deer Creek Apartments	675	$849	$1.26	Superior Amenities
Pheasant Hollow	647	$885 - $990	$1.37 - $1.53	Superior Amenities
The Quail Ridge	647 - 709	$930 - $1,070	$1.44 - $1.51	Superior Amenities

The subject’s asking rents are bracketed by the competing properties. After considering variances for unit size and amenity package, the subject’s asking rents for the one bedroom floor plans appear inline with market. Accordingly the subject’s current asking rent of $1.29 per square foot has been processed for the one bedroom/one bathroom units.

Two Bedroom, One Bath Units	The subject’s two bedroom, one bathroom apartments have the same floor plans and consist of 835 square feet. The average asking rental rate for the subject’s units is $1,226 per month or $1.47 per square foot. The following chart outlines rental rates for similar sized two bedroom floor plans within the competing apartment properties.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 26
TWO BEDROOM/ONE BATHROOM FLOOR PLANS

Property	Unit Size	Rent/Month	Rent/SF	Comments
Subject	835	$1,226	$1.47	Subject
The Ravens Crest	880	$1,130 - $1,215	$1.28 - $1.38	Superior Amenities
Fox Run Apartments	835	N/A	N/A	Superior Amenities
Deer Creek Apartments	835	$1,169	$1.40	Superior Amenities
Pheasant Hollow	854	$1,195 - $1,345	$1.40 - $1.57	Superior Amenities
The Quail Ridge	854	$1,250 - $1,385	$1.46 - $1.62	Superior Amenities

The subject’s asking rents are bracketed by the competing properties. After considering variances for unit size and amenity package, the subject’s asking rents for two bedroom/one bathroom floor plans appear to be inline with market. Accordingly, the subject’s current asking rent of $1.47 per square foot per month has been processed.

Two Bedroom, 2 Bath Units	The subject’s two bedroom, two bathroom apartments have the same floor plans and consist of 920 square feet. The average asking rental rate for the subject’s units is $1,421 per month or $1.54 per square foot. The following chart outlines rental rates for similar sized two bedroom, two bathroom apartments within the competing properties.
TWO BEDROOM/TWO BATHROOM FLOOR PLANS

Property	Unit Size	Rent/Month	Rent/SF	Comments
Subject	920	$1,421	$1.54	Subject
The Ravens Crest	939 - 982	$1,375 - $1,650	$1.46 - $1.46	Superior Amenities
Fox Run Apartments	900	$1,524	$1.69	Superior Amenities
Deer Creek Apartments	920	$1,269	$1.38	Superior Amenities
Pheasant Hollow	911	$1,335 - $1,395	$1.36 - $1.43	Superior Amenities
The Quail Ridge	911 - 1,070	$1,385 - $1,615	$1.51 - $1.52	Superior Amenities

The subject’s asking rents are inline with the competing properties. After considering variances for unit size and amenity package, the subject’s asking rents for the two bedroom, two bathroom floor plans appear inline with market. Accordingly, the subject’s current asking rent of $1.54 per square foot has been processed.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 27

Conclusions	The subject is expected to continue to capture its fair share of market at the indicated economic rates. The subject’s potential gross income is summarized in the following chart.
SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size	Total Area	Avg. Rent	Avg Rent/SF	Monthly Rent
1-Bed/1-Bath	680	675	459,000	$869	$1.29	$590,920
2-Bed/1-Bath	120	835	100,200	$1,226	$1.47	$147,120
2-Bed/2-Bath	96	920	88,320	$1,421	$1.54	$136,416

Total/ Averages	896	810	647,520	$1,172	$1.43	$874,456

Source: Owner Provided Information, Compiled By KTR
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 28

Definition	HIGHEST AND BEST USE

Highest and Best Use, in appraisal theory is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, 3rd Edition, Appraisal Institute, Chicago, Illinois, 1993 as “The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.”

There are typically two Highest and Best Use scenarios: The Highest and Best Use of the property as improved and the Highest and Best Use of the site as vacant. In each case, the use must pass four “tests”; it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS IF VACANT

Definition	According to The Dictionary of Real Estate Appraisal, the Highest and Best Use as if Vacant is defined as “Among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital and coordination. The use of a property (is) based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

The maximum value of a property is typically realized when a reasonable degree of homogeneity is present. Thus, conformity in use is usually a highly desirable aspect of real property, since it creates and/or maintains value. The subject property is located in a desirable neighborhood of New Jersey surrounded by a mix of properties. Based upon such, residential development would represent its Highest and Best Use, if vacant.

HIGHEST AND BEST USE AS IMPROVED

Definition	According to The Dictionary of Real Estate Appraisal, the Highest and Best Use as improved is defined as “The use that should be made of a property as it exists. An existing property should be renovated or retained, as is, so long is it continues to contribute to the total value of the property or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one.”

The subject property is improved with a multitude of two story garden apartments buildings. Overall the improvements are functional and in good condition. The subject is capable of generating a return in excess of that required by the underlying land. Based upon such, it is reasonable to conclude that the Highest and Best Use of the site, as improved, is for its continued use.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 29

VALUATION PROCEDURE

Overview	There are three traditional approaches that can be employed in establishing the market value of the subject property. These approaches and their applicability to the valuation of the subject property are summarized as follows:

The Income Capitalization Approach	The theory of the Income Capitalization Approach is based on the premise that a value indication for a property is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of the first year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash flows and reversionary value are discounted to a present value for the remainder of the property’s productive life or over a reasonable holding (ownership) period. This report will utilize the direct capitalization method as it is most commonly utilized in the acquisition of multifamily properties

The Sales Comparison Approach	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing area. Inherent in and central to this approach is the principle of substitution. The comparative process involves judgment as to the similarity of the subject and the comparable sales. The value estimated through this approach represents the probable price at which a willing seller would sell the subject property to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences and the absence of atypical conditions affecting the individual sales prices. Research revealed adequate activity to form an accurate estimation of the subject property’s market value via this approach.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 30

The Cost Approach	The application of the Cost Approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than that amount by which he or she can obtain, by purchase of a site and construction of a building, without undue delay, a property of equal desirability and utility. In the case of a new building, no deficiencies in the building should exist.

In the case of older income producing real estate, the cost of construction plays a minor and relatively insignificant role in determining market value. The subject represents an over improvement relative to current zoning. In addition, the Cost Approach is typically only a reliable indicator of value for new properties; special use properties and when subject of the appraisal is the Fee Simple Interest. The interested appraised is the Leased Fee Estate. Accordingly, the Cost Approach has not been processed.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 31

INCOME CAPITALIZATION APPROACH

Introduction	The Income Capitalization Approach is based on the theory that value is the present worth of future benefits. The future benefits of ownership consist of the present worth of the net income which will accrue to the owner of the property, plus the present value of the net proceeds resulting from the eventual disposition of the property. The two most commonly used techniques of converting net income into value in the Income Capitalization Approach are Direct Capitalization and the Discounted Cash Flow Analysis.

The Direct Capitalization method is considered most relevant and has been processed. Direct Capitalization is a method utilized to convert a single year’s estimate of net income (before debt service) into an indication of value by the use of an Overall Capitalization Rate.

Potential Gross Income	As discussed in the Market Rent Analysis of the report, market rent was applied to the units and the potential gross revenue for all of the apartments equates to $874,456 monthly or an annual amount of $10,493,472.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking or market rental rates.

The owner’s historical loss to lease in 2008 was 1.46 percent of gross rent potential then decreased to 1.40 percent in 2009 and further decreased in 2010 to 1.06 percent. The owners 12 month operating expense 2011 statement was 1.14 percent of gross rent potential. As projected in the Market Rent Analysis of the report the subject’s potential gross income equates to $10,493,472 annually. The subject’s trailing 12 month gross income is $10,738,817 equates to a positive loss to lease of 2.34% percent. Given the range of the historical’s and the owners year to date loss to lease 1.00 percent will be processed.

Concessions	The owner historical expenses indicate a concessions 0.99 percent of gross rent potential in 2008 then increased to 1.58 percent in 2009 and slightly decreased to 1.51 percent in 2010. The owner’s trailing 12 month expense was reported at 2.1 percent. Based on the recent reported concessions, this analysis processes a 1.75 percent allowance for concessions in the appraisal fiscal year.

Vacancy/Credit Loss	The subject was reportedly 96.51 percent occupied in 2008, 93.64 percent in 2009 and 95.28 percent in 2010. According to the rent roll the subject is currently 95.20 percent occupied which a vacancy rate of approximately five percent. The subject’s over the past three years illustrated a somewhat low vacancy rate. Given the range of occupancy at the subject over the past three years it is reasonable to process a vacancy rate of five percent.
KTR Real Estate Advisors, LLC

1109 Hunters Glen Drive	October 20, 2011
Plainsboro, New Jersey	Page 32

Administrative Units	According to management, five units are utilized as “model apartments” or offices for leasing and management. The administrative units had a loss income of $70,298 or $20.83 per square foot in 2008, $69,336 or $20.54 per square foot and $51,540 or $15.24 per square foot in 2010. The owner’s trailing 12 month administrative unit expense was reported at $55,959. The units that are utilized for administrative purposes are all one bedroom apartments. The income has been included in the potential gross income projected for the appraised fiscal year. Accordingly, an equivalent expense is processed for administrative units. Market rent for the one bedroom apartments in the subject was concluded at $1.29 per square foot. An administrative unit rental loss $52,245 (3,375 X $1.29 per square foot x 12) is processed in this analysis.

Other Income	Typically, apartment projects receive additional revenue from sources such as vending, application fees, late fees, bad check charges and deposit forfeitures. The subject’s other income was $1,303 per unit in 2008, $1,342 per unit in 2009 and decreased to $1,256 per unit in 2010. The owner’s trailing 12 month other income was reported at $1,120 per unit. Given the range of the historical expense, it is reasonable to process an other income of $1,200 per unit or $1,075,200.

Operating Expenses	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses from 2008 through 2010 and the owner’s trailing 12 month expenses will be analyzed. These historical and budgeted amounts have been compared to the median dollar amount per unit reported by IREM for garden apartments in the Northern New Jersey Area. The subject’s operating statements under review have been reconstructed and summarized on the page that follows.
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 33
RECONSTRUCTED OPERATING STATEMENTS
SUMMARY OF HISTORICAL OPERATIONS — HUNTERS GLEN APARTMENTS

No. of Units		896			896			896		896			2010 IREM
Year		2008			2009			2010		10/31/2010 to 9/1/2011			Median $/Unit
	Actual	Per Unit	Percent	Actual	Per Unit	Percent	Actual	Per Unit	Percent	Oct-10 /Sept-11	Per Unit	Percent	Northern NJ
INCOME			% of GRP			% of GRP			% of GRP			% of GRP

Gross Rent Potential (Market Rent)	$11,523,277	$12,861	100.00%	$11,117,609	$12,408	100.00%	$10,620,052	$11,853	100.00%	$10,739,237	$11,986	100.0%

Loss to Lease	$(168,211)	$(188)	-1.46%	$(155,873)	$(174)	-1.40%	$(112,539)	$(126)	-1.06%	$(122,709)	$(137)	-1.14%
Concessions	$(113,524)	$(127)	-0.99%	$(175,660)	$(196)	-1.58%	$(160,708)	$(179)	-1.51%	$(225,675)	$(252)	-2.1%
Vacancy /Credit/Non-revenue Units	$(402,190)	$(449)	-3.49%	$(707,171)	$(789)	-6.36%	($501,216)	$(559)	-4.72%	$(537,033)	$(599)	-5.0%

Net Rental Income (NRI)	$10,839,352	$12,097	94.06%	$10,078,905	$11,249	90.66%	$9,845,589	$10,988	92.71%	$9,853,820	$10,998	91.8%
Administrative Units	$(70,298)	$(78)	-0.61%	$(69,336)	$(77)	-0.62%	$(51,450)	$(57)	-0.48%	$(55,959)	$(62)	-0.5%
Other Income	$1,167,915	$1,303	10.14%	$1,202,481	$1,342	10.82%	$1,125,615	$1,256	10.60%	$1,003,885	$1,120	9.3%

Total Property Income (EGI)	$11,936,969	$13,323	103.59%	$11,212,050	$12,513	100.85%	$10,919,754	$12,187	102.82%	$10,801,746	$12,056	100.6%

EXPENSES			% of EGI			% of EGI			% of EGI			% of EGI

Utilities	$610,589	$681	5.12%	$687,096	$767	6.13%	$599,425	$669	5.5%	$646,169	$721	6.0%	$675
Maintenance & Repairs	$725,638	$810	6.08%	$637,389	$711	5.68%	$899,691	$1,004	8.2%	$1,036,031	$1,156	9.6%	$658
Payroll	$735,280	$821	6.16%	$669,158	$747	5.97%	$635,064	$709	5.8%	$865,877	$966	8.0%	$923
Marketing	$77,061	$86	0.65%	$91,950	$103	0.82%	$86,527	$97	0.8%	$86,617	$97	0.8%	$0
Administration/Office	$388,294	$433	3.25%	$257,895	$288	2.30%	$307,739	$343	2.8%	$295,938	$330	2.7%	$275
Management Fee	$588,463	$657	4.93%	$559,373	$624	4.99%	$543,544	$607	5.0%	$521,323	$582	4.8%	$637
Insurance	$530,720	$592	4.45%	$331,475	$370	2.96%	$308,097	$344	2.8%	$288,372	$322	2.7%	$484
Real Estate Taxes	$1,225,689	$1,368	10.27%	$1,253,555	$1,399	11.18%	$1,256,909	$1,403	11.5%	$1,353,864	$1,511	12.5%	$1,409
Reserves	$0	$0	0.00%	$0	$0	0.00%	$0	$0	0.0%	$0	$0	0.0%	$0

TOTAL EXPENSES	$4,881,734	$5,448	40.9%	$4,487,891	$5,009	40.03%	$4,636,996	$5,175	42.5%	$5,094,191	$5,685	47.2%	$5,061

NET OPERATING INCOME	$7,055,235	$7,874	59.1%	$6,724,159	$7,505	60.0%	$6,282,758	$7,012	57.5%	$5,707,555	$6,370	52.8%

Source: Client Submitted Information; compiled by KTR
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 34

Overview	All of the expenses have fluctuated during the past couple of years and the subject’s trailing 12 months expenses. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below.

Utilities	This expense line item includes charges for common area and vacant unit electricity, water/sewer and trash collection. Utility charges are offset by applicable tenant reimbursements. At the subject property, tenants reimburse the landlord for water and trash pick-up.

Utility expenses fluctuate with occupancy, weather and changes in supply costs. The owners utility expenses in 2008 was $681 per unit and increased to $767 per unit in 2009 then decreased to $669 per unit in 2010. The owner’s trailing 12 month expense was $721 per unit. The IREM survey indicated that the median for garden apartment complexes in the area is $675 per unit. Given the range of the historical expenses and IREM’s survey it is reasonable to process a utilities expense of $750 per unit or $672,000 annually.

Repairs & Maintenance	This expense line item includes charges for general maintenance and repairs, alarm monitoring and protection services, landscaping and make-ready/turnover. The property appears adequately maintained with no noticeable items of deferred maintenance observed during the walk-thru.

The owners repairs and maintenance expense in 2008 was $810 per unit then decreased to $711 per unit in 2009 and increased substantially in 2010 to $1,004 per unit. The owner’s trailing 12 month expense equates to $1,156 per unit. IREM’s survey illustrated that the median repairs and maintenance for garden complexes is $658 per unit. The owner’s historical expenses have increased over the past four years. Given the range of the owner’s historical expense and the IREM report it is reasonable to process an amount of $1,000 per unit which equates to an annual amount of $896,000.

Payroll	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping and maintenance personnel. The subject’s payroll expense was reported at $821 per unit in 2008, $747 per unit in 2009 and further decreased to $709 per unit in 2010. The owner’s trailing 12 payroll expense was reported at $966 per unit in 2011. The IREM survey indicated that the medium for garden complexes in Northern New Jersey is $923 per unit. The owner’s trailing 12 year expense is slightly above the survey. Given the subject’s historical’s and the IREM survey it is reasonable to process a $925 per unit.

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing expense in 2008 was $86 per unit then increased to $103 per unit in 2009 and decreased in 2010 to $97
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 35

per unit and the owner’s trailing 12 month expense equates to $97 per unit. The IREM survey did not report a marketing expense. The owner’s historical marketing expense was consistent over the past three years and the budgeted amount for 2011 is inline with the historical data. As such, the owner’s budgeted amount of $100 per unit will be processed which equates to $89,600 annually.

Administration/Office	This category includes administrative charges and costs associated with the running of the management/leasing office including telephone service, office supplies equipment rental, computers, etc. The owners administrative expense in 2008 was $433 per unit, $288 per unit in 2009, then increased to $343 per unit in 2010 and the trailing 12 month expense equates to $330 per unit. IREM’s survey reported an administrative expense at $275 per unit which is slightly below the subject’s historical data. The owner’s historical fluctuated over the past four years; however, appears reasonable; therefore, it is reasonable to process an amount inline with the historical expenses; that is, $350 per unit or an annual amount of $313,600.

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 2.0 and 5.0 percent of collections. Based on historical operating statements under review, the subject property was managed for a fee that is equivalent to approximately 5.0 percent of collected income. In consideration of the market standards which is consistent with the subject management fee, a 5% management fee has been processed in the analysis.

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The insurance expense in 2008 was $592 per unit then decreased to $370 per unit in 2009 then decreased again to $344 per unit in 2010 and the owner’s year to date expense equates to $322 per unit. The IREM survey indicated that the median for garden complexes in the area is $484 per unit, above the historical and budgeted amounts. Based on the historical data, an insurance expense of $350 per unit $313,600 has been processed in this analysis.

Real Estate Taxes	As discussed in the Real Estate Tax Analysis section of the report the 2011/12 real estate taxes are $1,324,785.

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments. Reserves for replacement for a property of this vintage typically range from $200 to $300 per unit. In order to remain competitive, a reserve of $250 per unit is forecast. This amount equates to $224,000.
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 36

Operating Expense Summary:	An operating budget for the first year of stabilized operation was prepared. Stabilized expenses were estimated at $5,197,544 or $5,801 per unit. Accordingly, a model of the subject property’s forecasted stabilized income and expenses was developed and is illustrated below.

Valuation Pro Forma	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.
SUBJECT PROPERTY’S PROFORMA

	10/1/2012
Appraised Fiscal Year-ending	Total	Per Unit	Percent
INCOME	—	—	% of GPI
Gross Rent Potential (Market Rent)	$10,493,472	$11,711	100.00%
Loss to Lease	$(104,935)	$(117)	-1.00%
Concessions	$(183,636)	$(205)	-1.75%
Vacancy/Credit/Non-revenue Units	$(524,674)	$(586)	-5.00%

Net Rental Income (NRI)	$9,680,228	$10,804	92.25%
Administrative Units	$(52,245)	$(58.31)	-0.50%
Other Income	$1,075,200	$1,200	10.25%

Total Property Income (EGI)	$10,703,183	$11,946	102.00%

EXPENSES			% of EGI

Utilities	$672,000	$750	6.3%
Maintenance & Repairs	$896,000	$1,000	8.4%
Payroll	$828,800	$925	7.7%
Marketing	$89,600	$100	0.8%
Administration/Office	$313,600	$350	2.9%
Management Fee	$535,159	$597	5.0%
Insurance	$313,600	$350	3.0%
Real Estate Taxes	$1,324,785	$1,479	12.4%
Reserves	$224,000	$250	2.1%

TOTAL EXPENSES	$5,197,544	$5,801	48.6%

NET OPERATING INCOME	$5,505,639	$6,145	51.4%

Overall Capitalization Rate	The appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Investor Surveys	According to the Price Water Coopers Real Estate Investor Survey for the Third Quarter of 2011, Overall Capitalization Rates for the National Apartment Market reported by survey participants active in the market presently range from 3.75 to 10.00 percent averaging 5.98 percent. The subject property is an older garden apartment complex in a good neighborhood. These factors would suggest an overall rate inline with the average rate of 5.98%.

As indicated in the table on the following page, overall rates in the National Apartment Market began to increase in the Third Quarter 2008 and continued this trend through the Fourth Quarter of 2009. However, in the
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 37

First Quarter of 2010, average overall rates decreased by 205 basis points to the current quarter.. This data directly supports the overall perception that multi-family housing has passed the nadir and is attracting significant investor interest resulting in significant appreciation over 2009 levels.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
3Q11	5.98%	-12
2Q11	6.10%	-19
1Q11	6.29%	-22
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4
2Q07	5.80%	-9
1Q07	5.89%	-8

Derivation from Sales	A survey of comparable sales revealed overall capitalization rates ranging from 4.70 to 7.3 percent. The table below illustrates the comparables.
SUMMARY OF MARKET DERIVED CAPITALIZATION RATES

Location	Units	Sale Date	Sale Price	OAR
Portfolio Sale of Three Properties, Plainsboro & Matawan, NJ	1,713	Jul-11	$195,000,000	6.00%
1 Meridian Court, Marlton, NJ	296	Jun-11	$19,234,432	6.25%
125 North Cropwell Road, Marlton, NJ	116	Feb-11	$17,925,000	5.50%
776-779 Eves Drive, Hillsborough, NJ	168	Nov-10	$27,063,000	5.00%
7101 Cenrose Creek Circle, Westwood, NJ	214	Jul-10	$59,500,000	4.70%
18-23 Max Drive, Morristown, NJ	123	Sep-10	$31,000,000	5.25%
356 Ridge Road, Dayton, NJ	120	Sep-10	$15,000,000	7.30%
1 Burroughs Mill Blvd, Cherry Hill, NJ	308	Sep-09	$40,000,000	7.20%

Source: Costar.com, Compiled by KTR.

The surveyed comparables illustrate OAR’s ranging from 4.70 to 7.30 percent. The comparables at the low end of the range are located in overall superior markets compared to the subject’s. Given that the subject is located in an area where there are five apartment complexes with similar rent levels and somewhat better amenities than the subject it is reasonable to process an OAR of 6.00 percent.
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 38

Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall capitalization rate. Thus the market value of the Leased Fee Interest is calculated as follows:

$5,505,639 / 0.06 = $91,760,646

Conclusion	As such the Market Value of the Leased Fee Interest in the subject property, free and clear of financing, as of October 1, 2011, by the Direct Capitalization method of the Income Approach, is rounded to:

NINETY ONE MILLION EIGHT HUNDRED THOUSAND DOLLARS ($91,800,000)
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 39

THE SALES COMPARISON APPROACH

Overview	The Sales Comparison Approach is an estimate of value derived from a sales comparison of similar type properties. The method reflects the actions of buyers and sellers in the marketplace. Substitution is the underlying principle affecting the choice of buyers and sellers, and which implies that a prudent person will not pay more to buy a property than it would cost to buy a comparable substitute property. The price a typical purchaser pays is usually the result of a comparison process of various alternatives. This approach is used primarily as a check on the value conclusion derived via the Income Capitalization Approach. Apartment buildings can be analyzed based on variety of units of comparison, including price per square foot, price per unit and price per room. Due to the insignificant average unit size disparity between the subject property and the comparables sales, this unit of comparison is considered reliable. Accordingly, the sales have been analyzed on a price per unit basis.

The survey revealed four transactions that have been analyzed. The comparative process involves judgment as to the similarity between the subject property and the comparable sale properties with regard to a variety of factors. Among the specific adjustment factors the following items have been considered.

Market Conditions	The comparable sales illustrated in the survey took place between December 2009 and July 2011. Generally, residential property values decreased significantly in the Fourth Quarter 2008. This decline continued at a moderate rate into the Second Quarter 2009. While the number of transactions in the market is limited, most market analysts have seen a bottoming out or at least a leveling off of property values since the end of the Second Quarter 2009. However, as discussed in the Income Capitalization Approach, overall rates have declined by an average of 18 basis points per quarter 2010. As such, a moderate upward adjustment has been applied to sale number three which closed in the 4th Quarter of 2009.

Location	Location adjustments of comparable properties within the surrounding area have been made on an individual basis. Factors influencing location include proximity to employment centers, retail services, adjacent improvements and the surrounding income profile of the community.

Size	Comparables two and three are smaller than the subject; therefore, an upward adjustment was applied to the subject given that it has larger units than these comparables. Comparable number one was a larger facility; therefore, a downward adjustment to this comparable was applied.

Age & Condition	Adjustments for the age and physical condition of each property have been applied.
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 40

Amenities	The subject offers an amenity package that is typical in the market. Adjustments for amenities have been made on an individual basis to account for amenities offered.

Operating Economics	Typically a property with more units has a greater operating efficiency and lower costs per square foot. The subject property is improved with a garden apartment complex containing 896 apartments. Appropriate adjustments have been made to the comparables to reflect their amount of units.
PRESENTATION OF COMPARABLE SALES DATA

Sale No.	Subject	1	2	3	4
Name	Hunter Glen Apartments	Portfolio Sale of Three Properties	Fox Run Apartments	Fresh Pond Apartments	Deer Creek Apartments
Location	1109 Hunter Glen Drive	19 Pheasent Hollow, 33 Quail Ridge Dr & 11 Sutton Dr.	60 Fox Run Drive	356 Ridge Road	305 Deer Creek Drive
	Plainsboro, NJ	Plainsboro and Matawan, NJ	Plainsboro, NJ	Dayton, NJ	Plainsboro, NJ
Grantor		AIG Gobal Asset Management Holdings Corp.	Angelo Gordon & Co	Richardson Properties Corp	Angeles Income Properties
Grantee		Vantage Properties, LLC	Avolon Bay Communities, Inc	The Westover Companies	Deer Creek Apartments LLC
Sale Price		$195,000,000	$86,500,000	$15,000,000	$26,924,207
Sale Date		7/5/2011	12/31/2010	9/30/2010	12/18/2009
Year Built	1976	1970’s	1973	1980	1975/2000
No. Units	896	1,713	776	120	288
Net Rentable (SF)	647,520	887,212	684,622	110,760	221,400
Avg Unit Size (SF)	723	518	882	923	769
Occupancy	96.27%	95.00%	96.00%	99.00%	N/A
Price/SF		$219.79	$126.35	$135.43	$121.61
Price/Unit		$113,835	$111,469	$125,000	$93,487
Net Income		$14,490,000	N/A	$1,099,500	N/A
NOI/SF		$16.33	N/A	$9.93	N/A
NOI/Unit		$8,459	N/A	$9,163	N/A
Cap Rate (OAR)		6.00%	N/A	7.33%	N/A
EGIM		N/A	N/A	N/A	N/A
Expense Ratio (OER)		N/A	N/A	N/A	N/A
COMPARABLE SALES MAP
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 41

Improved Sale No. 1

Address:	Portfolio Sale of Three Properties
Plainsboro & Matawan, NJ
Sub-market:	Princeton North
Block/Lot:	Multiple
Date of sale:	July 5, 2011
Purchase Price	$195,000,000
Grantor:	AIG Global Asset
Management Holdings.
Grantee:	Vantage Properties, LLC
Gross Building area:	887,212 sq. ft.
Height:	2-story
Year built/Renovated:	1970’s
Units:	1,713
Occupancy:	95%
Price Per Unit	$113,835
Price Per Sq. Ft.	$219.79
OAR	N/A

Analysis	Improved Sale No. 1 is a portfolio sale of three garden apartment complexes. Two of the properties are located in Plainsboro, NJ while the third property is situated in Matawan, NJ. The sale occurred on July 5, 2011; therefore, no adjustment for market conditions was applied. Two of the buildings are located in the same neighborhood as the subject; and the third is situated in Matawan, NJ which is further northeast of the subject. Overall, the complexes are in similar locations; therefore, no adjustment for location was applied. The comparables are larger than the subject; therefore, no adjustment was applied. The comparable property was built circa 1970 and appeared to be in similar condition as compared to the subject; therefore, no adjustment was applied for age and condition. The comparables all have similar amenities than the subject; therefore, a downward adjustment was applied. A review of the comparables rents suggested that the annual market rent equates to $17.72 per square foot which is similar to the subject’s average market rent of $17.20 per square foot. Overall, the subject and comparable command similar rent levels; therefore, no adjustment was applied for economics. Overall, a downward adjustment to the sale price is warranted which equates to an adjusted unit price of $108,144 per unit.
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 42

Improved Sale No. 2

Address:	60 Fox Run Drive
Plainsboro, NJ
Sub-market:	Princeton North
Block/Lot:	18-02001-0000-00003
Date of sale:	December 31, 2010
Purchase Price	$86,500,000
Grantor:	Angelo Gordon & CO.
Grantee:	Avalon Bay Communities
Gross Building area:	684,622 sq. ft.
Height:	2-story
Year built/Renovated:	1973
Units:	776
Occupancy:	96%
Price Per Unit	$111,469
Price Per Sq. Ft.	$126.35
OAR	N/A

Analysis	Improved Sale No.2 is a 684,622 square foot garden apartment complex. It is located on Fox Run Drive approximately one mile southwest of the subject within Plainsboro, New Jersey. The sale occurred on December 31, 2010; therefore, no adjustment for market conditions was applied. The comparable is located in the same neighborhood as the subject; therefore, no adjustment for location was applied. The comparable was similar in size to the subject; therefore, no adjustment was applied. The comparable property was built in 1973 and appeared to be in similar condition as compared to the subject; therefore, no adjustment was applied for age and condition. The comparables amenities include, air conditioning, walk in closets, balcony or patios, dishwashers, washer and dryers in units, a clubhouse, fitness center, playground and tennis courts. The subject has inferior amenities to the comparable; therefore, a downward adjustment was applied. A review of the comparables rents suggested that the annual market rent equates to $17.76 per square foot which is similar to the subject’s average market rent of $17.20 per square foot. Overall, the subject and comparable command similar rent levels therefore; no adjustment was applied for economics. Overall, a downward adjustment to the sale price is warranted which equates to an adjusted unit price of $105,896 per unit.
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 43

Improved Sale No. 3

Address:	365 Ridge Road
Dayton, NJ
Sub-market:	Princeton North
Block/Lot:	21-00031-0000-00035-
0009
Date of sale:	September 30, 2010
Sale Price	$15,000,000
Grantor:	Richardson Properties Corp
Grantee:	The Westover Companies
Gross Building area:	110,760 sq.ft.
Height:	2-story
Year built/Renovated:	1980
Units:	120
Occupancy:	99%
Price Per Unit	$125,000
Price Per Sq. Ft.	$135.43
OAR	7.33%

Analysis	Improved Sale No. 2 is an 110,760 square foot garden apartment complex. It is located on Ridge Road approximately 4.5 miles northeast of the subject within Dayton, New Jersey. The sale occurred on September 30, 2010; therefore, no adjustment for market conditions was applied. The comparable is located in an inferior neighborhood; therefore, a slight upward was applied. The comparable smaller than the subject; therefore, an upward adjustment for size was applied. The comparable property was built in 1980 and appeared to be in similar condition as compared to the subject; therefore, no adjustment was applied for age and condition. The comparables amenities include, air conditioning, balcony or patios, dishwashers, washer and dryer in the units, volleyball court, basketball court, tennis court, and a swimming pool. The subject has inferior amenities to the comparable; therefore, a downward adjustment was applied. A review of the comparables rents suggested that the annual market rent equates to $19.96 per square foot which above the subject’s average market rent of $17.20 per square foot. Overall, the comparable commands higher rent levels; therefore, a downward adjustment was applied for economics. Overall, a downward adjustment to the sale price is warranted which equates to an adjusted unit price of $118,750 per unit.
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 44

Improved Sale No. 4

Address:	305 Deer Creek Drive
Plainsboro, NJ
Sub-market:	Princeton North
Block/Lot:	18-03301-0000-00022
Date of sale:	December 18, 2009
Purchase Price	$26,924,207
Grantor:	AIMCO Holdings LP
Grantee:	Lighthouse Property Investments LLC
Gross Building area:	221,400 sq. ft.
Height:	2-story
Year built/Renovated:	1975
Units:	288
Occupancy:	N/A
Price Per Unit	$93,487
Price Per Sq. Ft.	$121.61
OAR	N/A

Analysis	Improved Sale No.4 is a 221,400 square foot garden apartment complex. It is located on Deer Creek Drive approximate across the street from the subject. The sale occurred on December 18, 2009; therefore, a moderate upward adjustment for market conditions was applied. The comparable is located across the street from the subject; therefore, a no adjustment was applied. The comparable smaller than the subject; therefore, an upward adjustment for size was applied. The comparable property was built in 1975 and appeared to be in similar condition as compared to the subject; therefore, no adjustment was applied for age and condition. The comparables amenities include, air conditioning, walk in closets, balcony or patios, dishwashers, washer and dryer in the units, community laundry facility, a tennis court and a swimming pool. The subject has inferior amenities to the comparable; therefore, a downward adjustment was applied. A review of the comparables rents suggested that the annual market rent equates to $16.15 per square foot which well below the subject’s average market rent of $17.10 per square foot. Overall, the comparable commands lower rent levels; therefore, an upward adjustment was applied for economics. Overall, an upward adjustment to the sale price is warranted which equates to an adjusted unit price of $107,978 per unit
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 45
COMPARABLE SALES ADJUSTMENT GRID

	Sale 1	Sale 2	Sale 3	Sale 4
Address	Portfolio Sale 3 Properties	60 Fox Run Drive	365 Ridge Road	305 Deer Park Drive
	Plainsboro and Matawan, NJ	Plainsboro, NJ	Dayton, NJ	Plainsboro, NJ
Date of Sale	Jul-11	Dec-10	Sep-10	Dec-09
Sale Price	$195,000,000	$86,500,000	$15,000,000	$26,924,207
Year Built/Renovated	1970’s	1973	1980	1975
Size	887,212	684,622	110,760	221,400
Units	1,713	776	120	288
Price per (Sq.Ft.)	$219.79	$126.35	$135.43	$121.61
Price per (Unit)	$113,835	$111,469	$125,000	$93,487

Conditions of Sale	0.00%	0.00%	0.00%	0.00%
Market Conditions (Time)	0.00%	0.00%	0.00%	10.00%

Time Adjusted Price per Unit)	$113,835	$111,469	$125,000	$102,836

Location	0%	0%	5%	0%
Age & Condition	0%	0%	0%	0%
Size	-5%	0%	5%	5%
Amenities	0%	-5%	-5%	-5%
Economics	0%	0%	-10%	5%

Total Adjustments	-5%	-5%	-5%	5%

Adjusted Price per (Unit)	$108,144	$105,896	$118,750	$107,977

Value Conclusion	The sales exhibit an unadjusted range of $93,487 to $125,000 per unit. After adjusting each of the comparables for location, age and condition, amenities and economics the sales exhibit an adjusted range of $105,896 to $118,750 per unit. Sale number one was a portfolio sale of three properties in which two of the buildings were located in the same town as the subject. In addition, Sales No.2 and No.4 are also located in the subject’s neighborhood. These sales suggested a unit value from $105,896 to $108,143 per unit. Greatest weight has been placed on sale No.2, as it required the least adjustments and is most proximate.

896 units x $105,000 per unit = $94,080,000

Accordingly, the Market Value of the Leased Fee Interest in the subject property as of October 1, 2011, free and clear of financing, via the Sales Comparison Approach, is rounded to:

NINETY FOUR MILLION DOLLARS ($94,000,000)
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 46

RECONCILIATION AND FINAL ESTIMATE OF VALUE

Review	The purpose of this assignment was to estimate the Market Value of the Leased Fee Interest in the subject property, free and clear of financing, as of October 1, 2011, based on the physical conditions observed as of the date of our inspection, March 4, 2011. The indicated Market Value estimates are summarized as follows:

The Income Capitalization Approach	$91,800,000
The Sales Comparison Approach	$94,000,000
The Cost Approach	Not Applicable

The Income Capitalization Approach	The Income Capitalization Approach is a process in which the anticipated flow of future benefits is discounted to a present worth through the capitalization process. The Income Capitalization Approach is widely applied in appraising income -producing properties. As the subject property is anticipated to generate a revenue stream, this valuation approach is directly applicable to the appraisal process. The Income Capitalization Approach is usually the primary value indicator for properties such as the subject property. As such, the value conclusions derived by this approach have been given the most weight. This valuation technique has been employed as the primary approach to value.

The Sales Comparison Approach	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in this approach is the principle of substitution, which is central to this approach. The application of this approach consists of comparing the subject property with similar properties of the same general type, which have been sold recently or currently are available for sale in competing areas. This comparative process involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, pricing, absorption, occupancy, reputation and prestige, quality of construction and finish, age and condition, among others. The estimated value through this approach represents the probable price at which a willing seller would sell the subject property to a willing and knowledgeable buyer as of the date of value. We are of the opinion that sufficient data exists to permit an effective application of this approach; however, given the degree of adjustments necessary and the lack of directly comparable sales less weight is accorded this approach than otherwise might be typical.

The Cost Approach	The Cost Approach value estimate relies on the cost to produce a like structure. The Cost Approach is not applicable when appraising the Leased Fee Interest and has been excluded.
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Page 47

Conclusions	The purpose of this assignment was to estimate the Market Value of the Leased Fee Interest in the subject property, free and clear of financing, as of October 1, 2011, based on the physical conditions observed as of the date of our inspection, March 4, 2011, free and clear of financing, is:

NINETY TWO MILLION DOLLARS ($92,000,000)
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Addenda
ADDENDA
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Addenda
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Addenda
QUALIFICATIONS OF APPRAISER
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Addenda
PROFESSIONAL QUALIFICATIONS
TERENCE TENER, MAI, ASA
MANAGING PARTNER

EXPERIENCE	Mr. Tener is a founding principal of KTR Real Estate Advisors LLC. Over the course of his career, Mr. Tener has appraised many prominent commercial properties, including the GM Building, 101 Park Avenue, 500 Park Avenue, 410 Park Avenue, 437 Madison Avenue, 475 Fifth Avenue, the Seagrams Building, 900 Third Avenue, Park Avenue Plaza and the Lever House. In addition, Mr. Tener has served as an expert witness in various federal and state courts including New York, New Jersey, Connecticut and Delaware. He has also valued such notable residential and mixed-use properties as CitiSpire, Metropolitan Tower and River Tower. He has been responsible for the valuation of hotels throughout the United States, including the New York Hilton, Washington Hilton, Pittsburgh Hilton, the American Stanhope and a chain of hotels located in Mexico, owned by Groupo Situr. In addition, Mr. Tener has consulted on the valuation of numerous retail properties, including the Smithaven Mall, Herald Center, Sony Entertainment Center in San Francisco and 730 North Michigan Avenue.

LICENSES	Connecticut Certified General Appraiser
Massachusetts Certified General Appraiser
Missouri Certified General Appraiser
New Hampshire Certified General Appraiser
New Jersey Certified General Appraiser
New York Certified General Appraiser
Vermont Certified General Appraiser
Wyoming Certified General Appraiser
New York Real Estate Broker

MEMBERSHIPS	Appraisal Institute — MAI Designation since 1978
American Society of Appraisers (ASA) — Senior Member and former member of the Board of Governors for the NY Chapter
MBA of New York — Board of Governors
Real Estate Board of New York — Appraisal Committee
National Association of Real Estate Fiduciaries
Long Island Board of Realtors
International Council of Shopping Centers (ICSC)
Mortgage Bankers Association of America
Young Mortgage Bankers Association
Appraisal Institute Metropolitan New York Chapter — Admissions Committee and Ethics Committee
Appraisal Journal Review Committee
New York’s East Side Association — Former director
Cardinal’s Committee of the Archdiocese of New York
KTR Real Estate Advisors, LLC

The Hunters Glen Apartments	October 20, 2011
Plainsboro, New Jersey	Addenda
PROFESSIONAL QUALIFICATIONS
THOMAS J. TENER
MANAGING PARTNER

EXPERIENCE	Mr. Tener is a founding principal of KTR Real Estate Advisors LLC. He has more than 20 years of broad based experience as a real estate professional, including appraisal, physical condition assessments, environmental site assessments, construction, development, brokerage, property management and receivership. Prior to forming KTR, Mr. Tener was the Chief Operating Officer of a national full service commercial due diligence firm. Under his direction, this firm provided appraisal, environmental, engineering and construction consultation on thousands for investment grade properties annually. Mr. Tener has extensive experience in appraisal, including such unique properties as the former Shoreham Nuclear power plant, the Perimeter Center in Atlanta, GA and numerous trophy office buildings. Mr. Tener has been a guest lecturer and panel member on various appraisal and due diligence topics.

LICENSES	New York Certified General Appraiser #46000033225 New York Real Estate Broker USCG — Third Assistant Engineer Receiver NYS Supreme Court

MEMBERSHIPS	Appraisal Institute — Associate Member
Association of Real Estate Women
MBA of New York
National Association of Real Estate Fiduciaries
Mortgage Bankers Association of America
Young Mortgage Bankers Association
ASTM International

EDUCATION	United States Merchant Marine Academy, Kings Point, NY
w BS Marine Engineering
w BS Mechanical Engineering and Thermal Systems Design
KTR Real Estate Advisors, LLC